

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

Via E-mail
David M. Cleff
Executive Vice President of Business Affairs,
General Counsel and Secretary
State National Companies, Inc.
1900 L. Don Dodson Drive
Bedford, Texas 76021

> **Re:** **State National Companies, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed September 12, 2014**
> **File No. 333-197441**

Dear Mr. Cleff:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Allowance for Policy Cancellations, page 46</u>

1. Please refer to your response to prior comment number 7. Please revise your disclosure to quantify the impact that the change in estimate related to prior years had on the income statement. In addition, include the aforementioned change in estimates that relate to the six months ended June 30, 2014 and 2013 periods.

<u>Consolidated Results of Operations for the Six Months Ended June 30, 2014 compared with the</u>
<u>Six Months Ended June 30, 2013, page 50</u>

2. Please include an analysis of founders special compensation in your period to period comparison.

<u>Business</u>
<u>Loss Reserves</u>
<u>Reconciliation of Loss and Loss Adjustment Expense Reserves, page 90</u>

3. Please revise your disclosure to include a reconciliation of loss and loss adjustment expense reserves for the six months ended June 30, 2014 and 2013 consistent with the table on page 91 for the years ended December 31, 2013, 2012 and 2011.

<u>Condensed Consolidated Statements of Income, page F-49</u>

4. Please provide us with a comprehensive analysis of your accounting for the contract modification expense of $17.8 million including the alternatives you considered. Please specifically tell us how you considered reinsurance accounting guidance and ASC 605-20-25-4.

<u>Item 16. Exhibits and Financial Statement Schedules, page II-2</u>

5. Please refer to your response to prior comment number 20. Please revise your disclosure to disaggregate Schedule IV included on page F-29 by line of business.

6. Please refer to your response to prior comment number 20. Please revise your disclosure to provide Schedule V for the allowance for policy cancellations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551- 3705 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       J. Brett Pritchard
       Locke Lord LLP
       111 South Wacker Drive
       Chicago, Illinois 60606